March 22, 2007
Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Wellco Enterprises, Inc. Preliminary Proxy Statement (Amendment No. 1) Filed March 22, 2007
Dear Mr. Owings:
In connection with the filing today of Amendment No. 1 to our preliminary proxy statement, Wellco Enterprises, Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance with the filing.
Very truly yours,
/s/ V. Lee Ferguson
V. Lee Ferguson
President and Chief Executive Officer
cc:    Stephen M. Lynch